UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 12)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

TERAWULF INC.

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

88080T 104

(CUSIP Number)

Stammtisch Investments LLC
9 Federal Street
Easton, Maryland 21601
(410) 770-9500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 20, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of Section 18 of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88080T 104	SCHEDULE 13D	Page 2 of 14

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Stammtisch Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,568,267
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 20,568,267
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,568,267
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%[1]
14	TYPE OF REPORTING PERSON OO

1     Based on 233,050,342 shares of common stock, par value $0.001 per share (“Common Stock”), of TeraWulf Inc. (the “Issuer”) issued and outstanding as of October 20, 2023.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 3 of 14

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Paul B. Prager
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 47,167,798
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 27,344,384
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,167,798
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.2%[2]
14	TYPE OF REPORTING PERSON IN

2     Based on 233,050,342 shares of Common Stock of the Issuer, issued and outstanding as of October 20, 2023. Aggregate amount beneficially owned includes 1,388,889 warrants, exercisable at any time at the option of the holder thereof for an equal number of fully paid and non-assessable shares of the Issuer’s Common Stock.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 4 of 14

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lucky Liefern LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 654,706
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 654,706
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 654,706
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%[3]
14	TYPE OF REPORTING PERSON OO

3     Based on 233,050,342 shares of Common Stock of the Issuer, issued and outstanding as of October 20, 2023.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 5 of 14

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Heorot Power Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 525,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 525,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 525,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%[4]
14	TYPE OF REPORTING PERSON OO

4     Based on 233,050,342 shares of Common Stock of the Issuer, issued and outstanding as of October 20, 2023.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 6 of 14

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Somerset Operating Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,638
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 10,638
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,638
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%[5]
14	TYPE OF REPORTING PERSON OO

5     Based on 233,050,342 shares of Common Stock of the Issuer, issued and outstanding as of October 20, 2023.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 7 of 14

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Allin WULF LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,125,260
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,125,260
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,125,260
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%[6]
14	TYPE OF REPORTING PERSON OO

6     Based on 233,050,342 shares of Common Stock of the Issuer, issued and outstanding as of October 20, 2023. Aggregate amount beneficially owned includes 1,388,889 warrants, exercisable at any time at the option of the holder thereof for an equal number of fully paid and non-assessable shares of the Issuer’s Common Stock.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 8 of 14

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Beowulf Electricity & Data Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,460,513
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,460,513
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,460,513
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%[7]
14	TYPE OF REPORTING PERSON OO

7     Based on 233,050,342 shares of Common Stock of the Issuer, issued and outstanding as of October 20, 2023.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 9 of 14

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON The Beowulf Electricity & Data Inc. Employee Discretionary Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,000,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%()8
14	TYPE OF REPORTING PERSON OO

8     Based on 233,050,342 shares of Common Stock of the Issuer, issued and outstanding as of October 20, 2023.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 10 of 14

Item 1. Security and Issuer.

This Amendment No. 12 (“Amendment No. 12”) amends and supplements the original Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on December 23, 2021, as amended by Amendment No. 1 thereto, filed with the Commission on March 15, 2022, Amendment No. 2 thereto, filed with the Commission on September 2, 2022, Amendment No. 3 thereto, filed with the Commission on October 4, 2022, Amendment No. 4 thereto, filed with the Commission on October 14, 2022, Amendment No. 5 thereto, filed with the Commission on December 16, 2022, Amendment No. 6 thereto, filed with the Commission on February 3, 2023, Amendment No. 7 thereto, filed with the Commission on March 10, 2023, Amendment No. 8 thereto, filed with the Commission on June 28, 2023, Amendment No. 9 thereto, filed with the Commission on August 1, 2023, Amendment No. 10 thereto, filed with the Commission on August 30, 2023, and Amendment No. 11 thereto, filed with the Commission on September 22, 2023 (the “Schedule 13D”) and is filed by (i) Stammtisch Investments LLC, a Delaware limited liability company (“Stammtisch”), (ii) Mr. Paul B. Prager, (iii) Lucky Liefern LLC (“Lucky Liefern”), (iv) Heorot Power Holdings LLC (“Heorot”), (v) Somerset Operating Company, LLC (“Somerset”), (vi) Allin WULF LLC (“Allin WULF”), (vii) Beowulf Electricity & Data Inc. (“Beowulf E&D”), and (viii) the Beowulf Electricity & Data Inc. Employee Discretionary Trust (“E&D Trust”) (each, a “Reporting Person” and, collectively, the “Reporting Persons”), relating to the shares of the common stock, par value $0.001 per share (the “Common Stock”), of TeraWulf Inc. (formerly known as Telluride Holdco, Inc.), a Delaware corporation (the “Issuer”). Capitalized terms used but not defined herein shall have the meaning set forth in the Schedule 13D. The purpose of this Amendment No. 12 is to disclose recent transactions identified in Item 3.

Item 2. Identity and Background.

No material change.

Item 3. Source and Amount of Funds or Other Consideration.

On September 29, 2023, Somerset contributed 2,000,000 shares of Common Stock to Somerset Goods and Services Trust for no consideration. As a result of such contribution, Somerset beneficially owns 10,638 shares of Common Stock.

On October 20, 2023, NovaWulf Digital Private Fund LLC (“NovaWulf Private Fund”) distributed to its members, including Paul B. Prager (“Prager”), (i) shares of Common Stock and (ii) warrants exercisable at the option of the holder thereof for an equal number of fully paid and non-assessable shares of the Issuer’s Common Stock beginning on April 1, 2024 (“April 2024 Warrants”). On October 20, 2023, immediately following receipt of the distribution from NovaWulf Private Fund, Prager contributed (i) 513,484 shares of Common Stock to Somerset Goods and Services Trust for no consideration, and (ii) 582,889 April 2024 Warrants to Allin WULF for no consideration. As a result of such contribution, Prager continues to beneficially own 52,167,798 shares of Common Stock.

On October 24, 2023, Allin WULF contributed 3,000,000 shares of Common Stock to Somerset Goods and Services Trust for no consideration. As a result of such contribution, Allin WULF beneficially owns 3,125,260 shares of Common Stock.

Item 4. Purpose of Transaction.

The information set forth under Item 3 above is incorporated herein by reference.
Item 5. Interest in Securities of the Issuer.

Item 5 is amended as follows:
Reference to percentage ownerships of Common Stock in this Schedule 13D are based on 233,050,342 shares of Common Stock of the Issuer, issued and outstanding as of October 20, 2023.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 11 of 14

(a) and (b)

(i)    As of the date of this Schedule 13D, Stammtisch may be deemed to be the beneficial owner of 20,568,267 shares of Common Stock (approximately 8.8% of Common Stock), which it holds directly. Stammtisch may be deemed to have sole dispositive power with respect to such shares of Common Stock.

(ii)    As of the date of this Schedule 13D, Mr. Paul B. Prager may be deemed to be the beneficial owner of 47,167,798 shares of Common Stock (approximately 20.2% of Common Stock). Of such 47,167,798 shares of Common Stock, Mr. Paul B. Prager has a beneficial ownership interest with respect to 20,568,267 shares of Common Stock by virtue of his position as the sole manager and president of Stammtisch, 654,706 shares of Common Stock by virtue of his position as the managing member of Lucky Liefern, 525,000 shares of Common Stock by virtue of his position as the sole managing member of Heorot, 10,638 shares of Common Stock by virtue of his position as the sole managing member of Somerset, 1,460,513 shares of Common Stock by virtue of his position as the sole shareholder and president of Beowulf E&D, 1,000,000 shares of Common Stock by virtue of his position as trustee of the E&D Trust, and 19,823,414 shares of Common Stock owned by various individuals, trusts and limited liability companies by virtue of irrevocable voting proxies executed by such individuals, trusts and limited liability companies in favor of Mr. Paul B. Prager. Mr. Paul B. Prager may be deemed to have sole voting power with respect to 47,167,798 shares of Common Stock and sole dispositive power with respect to 27,344,384 shares of Common Stock. Mr. Paul B. Prager disclaims beneficial ownership of all such shares of Common Stock.

(iii)    As of the date of this Schedule 13D, Lucky Liefern may be deemed the beneficial owner of 654,706 shares of Common Stock (approximately 0.3% of Common Stock), which it holds directly. Lucky Liefern may be deemed to have sole dispositive power with respect to such shares of Common Stock.
(iv)    As of the date of this Schedule 13D, Heorot may be deemed the beneficial owner of 525,000 shares of Common Stock (approximately 0.2% of Common Stock), which it holds directly. Heorot may be deemed to have sole dispositive power with respect to such shares of Common Stock.
(v)    As of the date of this Schedule 13D, Somerset may be deemed the beneficial owner of 10,638 shares of Common Stock (approximately 0.0% of Common Stock), which it holds directly. Somerset may be deemed to have sole dispositive power with respect to such shares of Common Stock.
(vi)    As of the date of this Schedule 13D, Allin WULF may be deemed the beneficial owner of 3,125,260 shares of Common Stock (approximately 1.3% of Common Stock), which it holds directly. Allin WULF may be deemed to have sole voting and dispositive power with respect to such shares of Common Stock.
The information set forth in Item 3 above is hereby incorporated into this Item 5(c) by reference, as applicable.
(d)    Not applicable.

(e)    Not applicable.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 12 of 14
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Item 3 above is incorporated herein by reference.Item 6 is amended to add the following:

The April 2024 Warrants were issued pursuant to that certain Warrant Agreement, dated as of March 1, 2023, by and among the Issuer and the holders named therein (the “Warrant Agreement”). References to, and descriptions of, the Warrant Agreement set forth above are not intended to be complete and are qualified in their entirety by reference to the full text of the Warrant Agreement, which is filed as Exhibit 44 hereto and is incorporated into this Schedule 13D by reference.

Item 7. Material to be Filed as Exhibits.
Exhibit 44    Warrant Agreement, dated as of March 1, 2023, by and among TeraWulf Inc. and certain persons listed therein (incorporated by reference from Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 3, 2023 (File No. 001-41163)).

CUSIP No. 88080T 104	SCHEDULE 13D	Page 14 of 14

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 24, 2023

STAMMTISCH INVESTMENTS LLC
By: /s/Paul B. Prager
Paul B. Prager
President and Manager

PAUL B. PRAGER

LUCKY LIEFERN, LLC
By: /s/Paul B. Prager
Paul B. Prager
Managing Member

HEOROT POWER HOLDINGS, LLC
By: /s/Paul B. Prager
Paul B. Prager
Managing Member

SOMERSET OPERATING COMPANY, LLC
By: /s/Paul B. Prager
Paul B. Prager
Managing Member

ALLIN WULF LLC
By: /s/Paul B. Prager
Paul B. Prager
President

BEOWULF ELECTRICITY & DATA INC.
By: /s/Paul B. Prager
Paul B. Prager
President

CUSIP No. 88080T 104	SCHEDULE 13D	Page 14 of 14

THE BEOWULF ELECTRICITY & DATA INC.
EMPLOYEE DISCRETIONARY TRUST
By: /s/Paul B. Prager
Paul B. Prager
Trustee

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).